RainChief Completes Debt Settlement of Convertible Promissory Notes

For Immediate Release

For Release – June 10, 2014 – Vancouver, BC – RainChief Energy Inc. (OTCQB: RCFEF) (the “Company”) today announced that it has completed a debt settlement whereby on May 23, 2014, the Company agreed to issue 28,000,000 common shares with a fair value of $56,000 for settlement of convertible promissory notes totaling $10,783 (including US$63,500), recording a gain of $44,783 on settlement of these debts. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from creditors of the Company on March 27, 2014. The current total outstanding common shares of the “Company” are 80,417,179.

On behalf of the Board of Directors,

RainChief Energy Inc. (OTCQB: RCFEF)

For corporate information contact:

Brad Moynes at 604-336-8138
Email info@rainchief.com

Corporate Address
900 West Georgia, Suite 1825
Vancouver, BC V6E 4E6

Canada